Exhibit 99.1

PRESS RELEASE
Brussels, 8 October 2016, 1.15 PM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

ANHEUSER-BUSCH INBEV ANNOUNCES CLOSING OF

BELGIAN OFFER AND RESULTS OF ELECTIONS OF

SABMILLER SHAREHOLDERS

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) today announces that all conditions precedent to the Belgian Offer, as set out in the Belgian Offer Prospectus, have been satisfied or waived and accordingly, the Belgian Offer, the second step of the proposed business combination between AB InBev and SABMiller plc (“SABMiller”) (the “Combination”), closed at 7.00 p.m. Brussels time on 7 October 2016.

AB InBev further announces that:

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AB InBev has acquired 102,890,758,014 Initial Newbelco Shares tendered into the Belgian Offer, and subsequently, these Initial Newbelco Shares have been consolidated into 555,466,167 New Ordinary Shares, in accordance with the Reclassification and Consolidation mechanism; and

•

Based on the terms of the UK Scheme, all Initial Newbelco Shares not tendered to AB InBev in the context of the Belgian Offer (i.e. 60,385,979,086 Initial Newbelco Shares) have been reclassified into 325,999,817 Restricted Newbelco Shares, in accordance with the Reclassification and Consolidation mechanism.

Taking into account scale back, rounding and minor adjustments in accordance with the terms of the Transaction (as set out in the scheme document published by SABMiller on 26 August 2016 (the “UK Scheme Document”)), the results of Elections of SABMiller Shareholders as part of the Combination, are as follows:

	Cash Consideration	Partial Share Alternative

Number of Scheme Shares	959,170,510	673,596,861

Per cent. of Scheme Shares	58.74508%	41.25492%

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064, which equates to approximately 41.25% of the total number of Scheme Shares. As valid Elections for the Partial Share Alternative exceeded that level, each SABMiller Shareholder who has validly made an Election for the Partial Share Alternative has had such Election scaled down on a pro rata basis by 11.04782098%

Newbelco will inform SABMiller Shareholders who have elected for the Partial Share Alternative of the number of Restricted Shares held by them as soon as reasonably practicable and in any event no more than 10 Business Days hereafter.

The expected timetable of principal events remains as set out in the announcement made by AB InBev relating to the approval of its shareholders on 28 September 2016.

Defined terms used but not defined in this announcement have the meanings set out in the UK Scheme Document.

PRESS RELEASE
Brussels, 8 October 2016, 1.15 PM CET

  English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

  AB InBev Communications Adviser – Brunswick

  Steve Lipin (Brunswick Group US)

  Tel: +1 212 333 3810

  E-mail: slipin@brunswickgroup.com

  Katie Ioanilli (Brunswick Group UK)

  Tel: +44 20 7404 5959

  E-mail: kioanilli@brunswickgroup.com

PRESS RELEASE
Brussels, 8 October 2016, 1.15 PM CET

NOTES

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016 and the risks described under “Risk Factors” of Newbelco’s Registration Statement on Form F-4, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, Newbelco’s Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus has been mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement on Form F-4 filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.

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